VIA EDGAR

April 4, 2024

Alyssa Wall

Donald Field

Office of Trade and Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Visa Inc.

Registration Statement on Form S-4

File No. 333-276747

Ms. Wall and Mr. Field:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Visa Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 9:00 a.m. (New York City time) on Monday, April 8, 2024 or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Daniel Gordon at (650) 432-3773. The Company hereby authorizes Mr. Gordon to orally modify or withdraw this request for acceleration.

Sincerely,

/s/ Ryan McInerney
Ryan McInerney
Chief Executive Officer
Visa Inc.

cc:	Julie B. Rottenberg, Executive Vice President, General Counsel, Visa Inc.

Joseph A. Hall, Davis Polk & Wardwell LLP

John H. Runne, Davis Polk & Wardwell LLP